

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 17, 2018

Xinghui Yang
Chief Executive Officer
Wah Fu Education Group Limited
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

> **Re: Wah Fu Education Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 11, 2018**
> **File No. 333-223804**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1/A filed April 11, 2018

Audited Consolidated Financial Statements, page F-1

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant. Please refer to Instruction 2 of Item 8.A.4 of Form 20-F.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications